

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 2, 2016

Mr. Ronald J. Nicolas, Jr.
Sr. Executive Vice President and Chief Financial Officer
Pacific Premier Bancorp, Inc.
17901 Von Karman Avenue, Suite 1200
Irvine, California 92614

      Re: **Pacific Premier Bancorp, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2015
                  Filed March 4, 2016
                  Form 10-Q for Fiscal Quarter Ended September 30, 2016
                  Filed November 9, 2016
                  File No. 000-22193

Dear Mr. Nicolas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2016

Non-GAAP Measures, page 45

1. You disclose Non-GAAP adjustments to remove merger-related expenses from net income, diluted earnings per share and return on average assets. In this regard, we note that you have completed seven bank acquisitions since 2010. You also disclose that you will continue to pursue acquisitions that meet your criteria. It appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next Form 10-K report and your next earnings release.

You may contact Marc Thomas, Senior Staff Accountant, at (202) 551-3452, or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief
Office of Financial Services